Exhibit 3.129

CERTIFICATE OF FORMATION
OF
NRG CONNECTED HOME LLC

1.             Name: The name of the limited liability company is NRG Connected Home LLC.

2.             Registered Office: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.             Organizer: The name and address of the sole organizer of the limited liability company is Elizabeth McCormack, NRG Energy, Inc., 211 Carnegie Center, Princeton, NJ 08540.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of NRG Connected Home LLC this 13th day of June, 2014.

/s/ Elizabeth McCormack
Elizabeth McCormack Authorized Person

State of Delaware Secretary of State Division of Corporations Delivered 12:41 PM 06/13/2014 FILED 11:56 AM 06/13/2014 SRV 140834536 - 5551100 FILE